UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ________)*
Cyanotech Corporation

(Name of Issuer)
Common Stock,
par value $0.02 per share
(Title of Class of Securities)
232437-301 (CUSIP Number)
Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
 New Canaan, CT 06840

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
May 6, 2016

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 662,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 662,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN
.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.
This Schedule 13D relates to Common Stock (the "Shares") of Cyanotech Corporation ("Cyanotech" or the "Company") with its principal executive offices located at 73-4460 Queen Kaahumanu Hwy. #102, Kailua-Kona, HI 96740.
Item 2.  Identity and Background.
This statement is filed on behalf of Meridian OHC Partners, LP, Meridian TSV II, LP, TSV Investment Partners, LLC, BlueLine Capital Partners II, LP, and BlueLine Partners, LLC (collectively, the "Reporting Entities", the "Meridian Entities" or "Meridian").  TSV Investment Partners, LLC  is the sole general partner of Meridian OHC Partners, LP and Meridian TSV II, LP and BlueLine Partners, LLC is the sole general partner of BlueLine Capital Partners II, LP.  Scott Shuda is Managing Director of TSV Investment Partners, LLC and BlueLine Partners, LLC.  Mr. Shuda disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act").  The address of TSV Investment Partners, LLC is 425 Weed Street New Canaan, CT 06840and the address of BlueLine Partners, LLC is 3480 Buskirk Avenue Suite 214, Pleasant Hill, CA 94523.  During the last five years, none of the Reporting Entities has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body.  Each of the Reporting Entities is a Delaware limited partnership or Delaware limited liability company.  Mr. Shuda is a U.S. citizen.
 Item 3.  Source or Amount of Funds or Other Consideration.
All of the funds used in making the purchase of the Shares described in Item 5 of this Schedule 13D came from the working capital of the Reporting Entities.  The aggregate amount used by the Reporting Entities to purchase the Shares is $4,043,638.35.
Item 4.  Purpose of Transaction.
The Meridian Entities have purchased the Shares for investment purposes.  The Meridian Entities have changed their filing status from that of a Schedule 13G filer to that of a Schedule 13D filer due to their changed perspective with respect to the need for new directors and stockholder participation in the Company's governance process.

Cyanotech is a small public company with great products, leading brands, and a stable and profitable operating business.  On top of this, Meridian believes the Company has tremendous growth and value-creation potential in its emerging astaxanthin product line.  Meridian is confident that many followers of the Company believe, as it does, that Cyanotech has the ability to deliver truly exceptional returns to its stockholders.  Yet, the Company has of late been pursuing actions that are both inexplicable and unexplained.

About Meridian

Meridian is an investment firm specializing in small public companies.  Over the past 14 years, Meridian's principals have made material investments in more than 30 such businesses.  Our model involves taking large stakes in companies we believe to be significantly undervalued by the market.  We believe such discounts are created by a variety of inefficiencies common among small cap public companies.  One of the most frequently cited of these inefficiencies is the general absence of analyst coverage.  We believe the lack of analyst coverage creates opportunities for firms such as Meridian that are able to do their own primary research.

In the case of Cyanotech, that primary research has been extensive as we began not knowing much about growing algae or harvesting astaxanthin.  In this investment, Meridian also had to overcome the challenges associated with Cyanotech's practice of conducting no out-bound investor relations – the Company conducts no earnings calls, participates in no investor conferences, does no investor road shows and, as far as we know, hasn't even produced a corporate PowerPoint.

As it does with all of its investments, Meridian has made periodic company site visits over the last two years in order to see first-hand the operations of the business and to personally meet with key personnel. In these meetings, we have always come away very impressed by the knowledge and passion of the Company's employees, and this has contributed to Meridian's optimism about Cyanotech and its prospects.

About Cyanotech

Cyanotech was formed in 1983 and has been public since 1991.  For much of its history, Cyanotech focused on growing its algae products, selling them in bulk form to third parties that pursued various commercial uses.  The Company regularly did $10 to $15 million per year in sales, managing its business more often than not to deliver a small profit.  This situation has changed over recent years as the Company has experienced periods of significant growth as it has introduced and developed its new astaxanthin product line.  This growth has been largely the result of a shift from bulk to retail sales.  Cyanotech currently has the leading retail brand in astaxanthin with 58% market share in the natural foods channel, top ranking on leading consumer websites including Amazon, a category partnership with Costco, and it has recently established a first-mover advantage in China.  This recent retail and brand success was developed under the leadership of a team of managers hired into the Company in 2011.  The team, led by CEO Brent Bailey, had previously worked together at Nature Made, leading that business to becoming the top-selling vitamin and supplements brand in the United States.

Meridian acquired its shares over the last two years based upon the prospects of the business plan being pursued by Cyanotech' management team starting in 2011.  That plan is understood to be similar to the business plan pursued by the Company's management team while building the Nature Made brand.  When, during the first half of calendar year 2015, this business model appeared to be working (as evidenced by rising production, sales and margins), the market responded, lifting the Company's stock price to levels above $10.  When, beginning in the second half of calendar year 2015, this model appeared to be stymied (as evidenced by stalled sales and disclosure of persistent production difficulties), the stock quickly declined, hitting a multi-year intraday low of $3.60 on February 11, 2016.

While obviously disappointed by the setbacks experienced by Cyanotech while it pursued its business plan, Meridian has remained confident that Cyanotech would solve its production problems and capitalize on the significant opportunities its market development efforts have created.  The production difficulties are clearly not insurmountable.  It is well-known that Cyanotech's practice of growing astaxanthin in open ponds is extremely difficult – indeed, Cyanotech is the world's only major producer of astaxanthin that utilizes this production technique.  Other major producers use enclosed systems that protect the algae from environmental factors.  Such enclosed systems are not novel to astaxanthin, web research turns up countless examples of algae farming systems utilizing bioreactors and glass tubes.  From Meridian's perspective, only time is necessary for the Company to overcome its production difficulties allowing product supply to rise to meeting the expanding market demand for Cyanotech's astaxanthin.

This very favorable situation potentially changed dramatically on April 4, 2016 when it was announced that Cyanotech's CEO had resigned and was no longer with the Company.  Given disclosure the same day of a rich severance agreement (likely more than $1 million in incremental costs will be charged to the Company in 4Q FY2016), there can be little doubt that the CEO did not leave voluntarily.

But, why would Cyanotech fire a CEO with great experience running a supplements business, particularly given that CEO's obvious success in developing awareness and demand for the Company's products?  Cyanotech is experiencing challenges, but it is clear even to outside stockholders that those problems are on the production side, not the sales side of the business.  But for the production issues, the Company would be enjoying significantly higher sales and (most likely) a much higher stock price.  Was the CEO held accountable for the production problems in Hawaii?  Alternatively, was he held accountable for the litigation, infrastructure, and sales and marketing costs that have reduced the Company's profitability during the recent periods that have lacked growth?

It cannot logically be that the Company's Board of Directors forced the CEO's resignation due to their dissatisfaction with the Company's efforts to correct the production problems.  This is because (i) the former CEO was hired for his sales and marketing abilities on the mainland, not his expertise in growing algae in Hawaii and (ii) the person the Board put in to replace the CEO (in an interim capacity) is the Company's long-term designated expert in growing algae in Hawaii.  It is almost certain that the interim CEO has far more direct accountability for the Company's production problems than does the recently departed CEO.  Thus the production problems cannot be the grounds on which the former CEO was forced to resign.

The rising costs then?  Yes, but those rising costs would have been more than offset by the rising sales the Company would have experienced but for the production problems.  The business plan is perfectly sound – all that is necessary is for Cyanotech (and its stockholders) to persevere until the production problems are resolved.  That, at least is Meridian's view.

Cyanotech's board of directors apparently has a completely different view, and they have taken action.  Not to address the production issues, but rather to address (and Meridian fears) alter the business plan.  The former CEO was hired to repeat the success he had with Nature Made and, in pursuing that business plan, he has had tremendous success.  The market's strong awareness and demand for the Company's products appears to far outstrip the Company's ability to produce those products.  Except for the unexpected (and hopefully temporary) production issues, the business model Cyanotech has been pursuing for the last several years has been a success.  Unless Meridian is wrong in believing the production issue will be resolved, the only business explanation for the CEO's ouster is the Board's decision to alter or abandon the CEO's business plan.

Characteristically, Cyanotech's stockholders have been left in the dark.  Why is the Company having so much trouble resolving the production issues?  What solutions are being pursued?  When will the solutions be implemented allowing the Company to resume growth?  Why was the CEO forced to resign?  Does the change in personnel mean a change in the business plan?

Having invested so much time and effort into understanding Cyanotech's business and the potential for its astaxanthin products, and having made a substantial investment in the Company based upon the prospects of its business plan under the leadership of proven executives, Meridian is not comfortable with recent developments.  Maybe the Board's decisions and actions were well-founded, but given the Company's unusual communication policies, we do not know nor can we expect to ever be properly informed.

Clearly Meridian is not alone with its questions and concerns.  Since the news of the CEO's departure, Cyanotech's stock price has fallen and the trading volume has plummeted.  Indicative of how uncertain those outside the Company are about its future, Valensa's CEO has taken over the Yahoo Message board apparently believing Cyanotech to now be so bereft of leadership that it is possible for him to influence the Company's future direction via his posts.  This confusion and investor uncertainty is unacceptable for a public company.

Why Is Meridian Invested in Cyanotech?

Meridian only invests in companies that it believes are significantly undervalued.  Generally, one is much more likely to find significantly undervalued companies amid small and microcap names and therefore it is in this space that Meridian exclusively invests.  The benefits of investing in quality microcaps is well-known, as it is easy to find articles and data showing that microcaps deliver higher long-term performance than any other public equity class.

The rationale for Meridian's investment in Cyanotech is very straight-forward.  Astaxanthin is a new supplement category.  It is a natural and highly-effective antioxidant and anti-inflammatory with benefits that Meridian believes will attract consumers from across the retail spectrum, from serious athletes seeking help in recovering from extreme physical exertions to seniors looking for relief from chronic inflammation related to arthritis.  Awareness and demand for astaxanthin exploded in 2012 prompting a world-wide rush of companies seeking to increase supply and win market share.  Cyanotech won the contest for market share – almost certainly due to its good fortune of having recently put in place a management team experienced in retail supplements and new product introductions.  Meridian believes Cyanotech's BioAstin Hawaiian Astaxanthin® brand has the potential to be the category-identifying brand (e.g., like Kleenex® is to facial tissue and Xerox® is to copy machines).

As awareness and demand for astaxanthin grows, Cyanotech's astaxanthin products are well-positioned to retain their current outsized market share allocation.  The Company's strong and friendly relationship with Costco is extremely relevant in this regard.  Costco is a single channel partner through whom Cyanotech can efficiently drive market awareness and brand-identification within a highly-favorable demographic group.  Costco is an enormous distributor of consumer supplements and a very strong and trusted brand in its own right.  For many Costco shoppers, learning that Costco sells something, is reason enough to considering buying that something.

Cyanotech announced the launch of its lead astaxanthin product in 15 mainland Costco locations in September 2014.  Within months, that test market was obviously considered a success and additional stores were being added.  Today, Cyanotech's astaxanthin is sold in approximately 100 of Costco's more than 400 warehouse locations.  Costco was already Cyanotech's largest customer as of March 31, 2015, adding 300 additional locations has the potential to not just increase, but significantly increase Cyanotech's revenues.

Meridian's valuation models for Cyanotech are based upon the Company's anticipated future cash flows.  Because Meridian sees Cyanotech's business as likely benefiting from substantial operating leverage as the Company grows, we believe the Company should experience strong and rising cash flows and a significantly higher stock price.  Even when modeling scenarios with results that Meridian would view as disappointing we see Cyanotech's business being worth at least $20 per share in the near future.

Meridian's first purchase of Cyanotech shares occurred on June 6, 2014 at $4.50 per share.  At that time, the Company was spending heavily defending itself against a patent infringement claim filed by Valensa.  Meridian did substantial diligence on the litigation, independently obtaining and reviewing hundreds of court filings.  We concluded that the action against Cyanotech was without merit and that even were Cyanotech to lose the litigation, the resulting judgment was unlikely to be material.  Believing market concern over the litigation likely presented a buying opportunity, Meridian acquired approximately 180,000 shares (27% of its current position) below $5.00 per share during the period ending in early November 2014.

The next period of Cyanotech's stock history began following the Company's release of 2Q FY2015 results on November 10, 2014.  The stock surged on news of significant growth, driven by a 47% increase in its retail products business.  Meridian was so impressed by this surprise performance, that it purchased more than 65,000 shares the day after the news broke, at prices above $6.00 per share.  Over the next six months, Cyanotech stock steadily rose reaching a peak price above $10.00 per share in late June 2015.  During this period, Meridian acquired an additional 225,000 shares at an average price of $6.87.  This included thousands of shares purchased at prices as high as $9.86 in June 2015.  Such purchases appeared to make sense at the time given the Company's very strong growth and increasing gross margin (Cyanotech reported gross margin of 49% during its 3Q FY2015 vs 42% reported for its 3Q FY2014).  In addition, the patent litigation had been resolved in Cyanotech's favor.

The first trigger for the significant stock price decline that would follow was Cyanotech's press release on June 29, 2015 reporting that there would be a delay in the planned filing of its fiscal year end financial statements.  There being no disclosure of the reason for this delay, the market reacted negatively, falling from above $10.00 to around $8.00 over the next two weeks.  The stock fell further, to $6.00 per share following Cyanotech's release of its year end results and then drifted lower, to around $5.00 over the subsequent months.  During this period, Meridian acquired slightly less than 40,000 shares at progressively lower prices.  These purchases brought Meridian's stake in the Company to just under 10%.

When Cyanotech reported results for 3Q FY 2016 before the market open on February 11, 2016, the Company's stock price collapsed.  The overall market also opened down, with the Dow Jones off by more than 300 points.  Meridian's premarket orders at prices above $4.00 where quickly executed and despite new orders and heavy buying by Meridian, Cyanotech's stock price continued to fall, eventually reaching a 5-year intraday low of $3.60.  Meridian ended up buying almost 85,000 shares on that day and the next, with most shares purchased below $4.00.  These purchases took the Meridian group above a 10% position in the Company necessitating that Meridian group begin reporting all of its subsequent transaction on SEC Form 4 (such filings are required within 2 business days of any transactions executed by a holder or group with a greater than 10% position).

After pausing for several days to make its required filings and to evaluate whether it should continue purchasing Cyanotech shares, Meridian resumed its buying on February 17, 2016, picking up 1400 shares.  About a week later, Meridian purchased another 300 shares.  Over the next week, Meridian purchased an additional 5000 shares.  At this point, it was Meridian's intent to gradually add to its position in Cyanotech, with small purchases continuing until such time as the stock was trading at prices above Meridian's average purchase price (this is known as an "averaging down" buying strategy; Meridian's average cost per share is currently $5.53).

We believed it wise to continue our averaging down buying due to Meridian's continued belief that Cyanotech's business plan would eventually get back on track delivering value that would eventually cause the stock to trade for $20 or more per share.  Over the course of its entire investment, Meridian had identified only four possible risks to its investment thesis:

1.
Astaxanthin proves to be nothing more than a consumer fad destined to rise and then fall as consumers move on to the next "hot" supplement.  Extensive research into the efficacy of astaxanthin, including frequent reference to the National Institutes of Health's US National Library of Medicine, available at http://www.ncbi.nlm.nih.gov/pubmed/, and the nearly 1400 articles published there, some of which date all the way back to 1948, convinced Meridian that astaxanthin is not destined to be a consumer fad.

2.	Meridian's analysis of the patent litigation in 2014 could have proven to be wrong. It was not; the litigation was settled in Cyanotech's favor.

3.
Cyanotech might never succeed in increasing its astaxanthin production.  Meridian's answer to this risk has always been that while growing the algae that produces astaxanthin is difficult, forcing every other large grower in the world to use bioreactor systems, those other growers have proven that bioreactors work.  If Cyanotech could not find ways to increase and improve production in its open ponds, it could shift to a bioreactor or hybrid growing process.  Cyanotech has stated within its press releases that it is actively pursuing such production changes.

4.
Cyanotech might take so long to execute on its production changes that it could lose its market leadership position due to its inability to supply the astaxanthin demanded by its potential customers.  For example, a new supplier of astaxanthin has recently been added to Costco's website.  Meridian does not know if this new supplier was brought on board due to Cyanotech's supply shortage, but it is clearly a signal from Costco that it can, and will, look beyond Cyanotech within this product category.  Concerned that Cyanotech's production changes might be delayed due to a lack of currently-available funds to finance them, Meridian has three times offered to help the Company by providing the necessary funds in whatever structure would work best for the Company – equity, debt or joint venture.  Each time Meridian was told that Cyanotech's Board of Directors was considering Meridian's offer.

The Current Situation at Cyanotech

The risk that Meridian did not identify was the possibility that Cyanotech would abandon or put at risk the business plan being executed by Brent Bailey and his team.  But as explained above, this is the only explanation Meridian can now rationalize for the April 4, 2016 forced resignation of Mr. Bailey.

Cyanotech's outside stockholders currently have no idea what is going on inside the Company.  The result has been market paralysis.  Since April 4, 2016, the day the CEO was forced to resign, Cyanotech has averaged barely 2000 shares per day – at a $5.00 share valuation, that's only $10,000 per day.

The recent action by Cyanotech's Board of Directors, and the decision to provide no explanation for the action, or to provide any guidance as to the future direction of the Company, has effectively stripped all of the Company's shareholders of investment liquidity.  Cyanotech is suddenly without the principal benefit of a public listing.  There is no reason to believe Cyanotech's Board of Directors has any plan to address this problem given that it is a Company that appears to have a steadfast policy of conducting no out-bound investor relations.

Meridian is a specialist investor in small public companies and has a long and successful history of working with management and boards of directors struggling in managing their public company status.  We believe Cyanotech needs help and that we can provide that help.  Meridian also believes that Cyanotech's Board of Directors would receive substantial benefit from adding to its ranks the perspective of an outside investor that has carefully followed the Company's ups and downs over recent years.  Among the changes Meridian would promote to the Company's Board of Directors is a much more open communication policy that anticipates the needs of market participants in understanding and evaluating the Company's business.

Prior to making this filing, Meridian communicated with Cyanotech's Board of Directors and expressed its interest in having one or more of its well-qualified representatives join Cyanotech's Board.  Meridian reserves the right to take additional actions should Cyanotech's Board react unfavorably to Meridian's request.  Given its investment in Cyanotech and Meridian's strong belief in the future potential of the Company Meridian does not believe it can stand by and watch should the Company appear to be turning away from all the work done in recent years to create the growth opportunities now before Cyanotech and its stockholders.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridian.com

FORWARD-LOOKING STATEMENTS

This filing contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian's beliefs about Cyanotech's prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may different materially due to action or inaction by Cyanotech's board of directors and management, Cyanotech's inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. We anticipate that subsequent events and developments will cause those views to change.
Item 5.  Interest in Securities of the Issuer.
As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 734,395 shares of Common Stock (the "Shares").  The Shares represent approximately 12.94% of the shares of Common Stock outstanding based on 5,597,797 shares of the Company's Common Stock outstanding at February 11, 2016 as reported in the Company's Form 10-Q for the Company's fiscal quarter ended December 31, 2015 as filed with the Securities and Exchange Commission on February 11, 2016.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.
As of the date of this Schedule 13D, Meridian OHC Partners, LP and TSV Investment Partners, LLC collectively have shared voting power with respect to 662,125 Shares; Meridian TSV II, LP and TSV and Investment Partners, LLC collectively have shared voting power with respect to 25,000 Shares; and BlueLine Capital Partners II, LP and BlueLine Partners, LLC collectively have shared voting power with respect to 47,270 Shares.
Attached hereto as Exhibit b are all of the transactions involving the Shares effected by the Reporting Entities during calendar year 2016.  To the knowledge of the Reporting Entities, none of the executive officers or directors of TSV Investment Partners, LLC or BlueLine Partners, LLC has engaged in any transaction in any shares of the Issuer's Common Stock during the sixty days immediately preceding the date hereof.   This Schedule 13D succeeds prior statements on Schedule G filed by the Reporting Entities.
No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Schedule 13D.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.
Item 7.  Material to Be Filed as Exhibits.
Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1)
Exhibit B - Transactions in the Shares by the Reporting Entities during calendar year 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Meridian OHC Partners, L.P.

By: TSV Investment Partners, L.L.C.
Its: General Partner

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

Meridian TSV II, L.P.

By: TSV Investment Partners, L.L.C.
Its: General Partner

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.

By: BlueLine Partners, L.L.C.
Its: General Partner

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT A
Joint Filing Agreement
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.
Date:  May 9, 2016
Meridian OHC Partners, L.P.

By: TSV Investment Partners, LLC
Its: General Partner

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

Meridian TSV II, L.P.

By: TSV Investment Partners, LLC
Its: General Partner

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

TSV Investment Partners, LLC

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.

By: BlueLine Partners, LLC
Its: General Partner

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, LLC

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT B

Transactions involving the Shares effected by the Reporting Entities during calendar year 2016.
	Meridian OHC Partners LP		TSV Investment Partners LP		BlueLine Capital Partners II LP
Date	Shares	Price	Shares	Price	Shares	Price
1/4/2016	200	$5.11
1/5/2016	9,000	$5.09			1,000	$5.09
1/6/2016	200	$5.06			1,609	$5.08
1/7/2016	501	$5.00	2,000	$5.00	2,000	$5.00
1/14/2016	7,352	$5.15
1/19/2016	219	$4.96
1/20/2016	1312	$4.90
2/8/2016	3040	$4.93
2/11/2016	73,200	$3.84	1,200	$3.70	3,000	$3.74
2/12/2016	11,600	$4.05
2/17/2016	1,397	$4.30
2/25/2016	339	$4.19
2/29/2016	1,000	$4.47
3/3/2016	2,320	$4.44
3/4/2016	11,496	$4.73
3/16/2016	20,000	$4.99	1,800	$4.98	6,170	$4.98
3/17/2016	311	$4.68
3/18/2016	12,233	$5.00
3/21/2016	10,000	$5.06
3/22/2016	2,112	$5.00
3/23/2016	11,862	$5.05			4,100	$5.06
4/1/2016	3,150	$5.15
4/4/2016	792	$5.19
4/5/2016	1300	$5.20